SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

EQT Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

26884L109

(CUSIP Number)

Eleazer Klein, Esq.

Marc Weingarten, Esq.

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26884L109		SCHEDULE 13D/A

1	Name of Reporting Person JANA PARTNERS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,017,129 Shares (including options to purchase 1,476,000 Shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,017,129 Shares (including options to purchase 1,476,000 Shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 10,017,129 Shares (including options to purchase 1,476,000 Shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) 5.8%

14	Type of Reporting Person IA

CUSIP No. 26884L109		SCHEDULE 13D/A

1	Name of Reporting Persons JONATHAN Z. COHEN

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,000 Shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 75,000 Shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 75,000 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) Less than 0.1%

14	Type of Reporting Person IN

CUSIP No. 26884L109	SCHEDULE 13D/A

1	Name of Reporting Persons DANIEL C. HERZ

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,000 Shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,000 Shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 7,000 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) Less than 0.1%

14	Type of Reporting Person IN

CUSIP No. 26884L109	SCHEDULE 13D/A

1	Name of Reporting Persons EDWARD E. COHEN

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,000 Shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 35,000 Shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 35,000 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) Less than 0.1%

14	Type of Reporting Person IN

CUSIP No. 26884L109	SCHEDULE 13D/A

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on July 5, 2017 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on July 31, 2017 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on August 14, 2017 (“Amendment No. 3”) and Amendment No. 4 filed with the SEC on September 20, 2017 (“Amendment No. 4”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, no par value, of EQT Corporation, a Pennsylvania corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 4 and 7 as set forth below.

Item 4.                                         PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 2, 2017, JANA sent a letter to the Issuer attached hereto as Exhibit K and incorporated herein by reference.

Item 7.                                         MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit K:	Letter dated October 2, 2017 sent by JANA to the Issuer.

CUSIP No. 26884L109	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Jonathan Z. Cohen
JONATHAN Z. COHEN

/s/ Daniel C. Herz
DANIEL C. HERZ

/s/ Edward E. Cohen
EDWARD E. COHEN